Exhibit 7.06

February 18, 2019

The Board of Directors

eHi Car Services Limited

Unit 12/F, Building No. 5

Guosheng Center, 388 Daduhe Road

Shanghai, 200062

People’s Republic of China

Dear Board Members of eHi,

We refer to our revised non-binding proposal (the “Proposal”) to the board of directors of eHi Car Services Limited (the “Company”), dated June 29, 2018, to acquire all outstanding common shares (the “Shares”) of the Company in a going-private transaction at US$15.50 per American depositary share of the Company, each representing two Shares, in cash. On behalf of our affiliates and consortium members, we hereby notify the Company of our withdrawal of the Proposal effective as of the date of this letter.

Sincerely,

Ocean Link Partners Limited

By:	/s/ Tony Tianyi Jiang
Name: Tony Tianyi Jiang
Title: Director

Ctrip Investment Holding Ltd.

By:	/s/ Cindy Xiaofan Wang
Name: Cindy Xiaofan Wang
Title: Director